Exhibit 99
                                                                   ----------


                              MEREDITH CORPORATION
            FISCAL 1997 SECOND QUARTER EARNINGS PER SHARE AT-A-GLANCE





-- The chart below depicts comparable quarterly and fiscal-year earnings per share before special items and discontinued operations:

                  1st Qtr.   2nd Qtr.   3rd Qtr.   4th Qtr.   Fiscal Year
                  --------   --------   --------   --------   -----------

    F1993            .12        .18        .21        .19          .70
    F1994            .17        .26        .32        .26         1.01
    F1995            .27        .38        .38        .39         1.42
    F1996            .34        .45        .49        .54         1.82
    F1997            .45        .61


-- Fiscal 1997 second quarter earnings per share from continuing operations were 61 cents, a 36 percent increase over the prior-year quarter. Prior-year second quarter earnings per share from continuing operations before non-recurring items were 45 cents.

-- Fiscal 1997 net earnings include a post-tax gain of $1.00 per share in discontinued operations from the sale of the Company's remaining interests in cable television systems.

-- Fiscal 1997 second quarter net earnings were $1.61 per share, compared to prior-year earnings from continuing operations and net earnings of 57 cents per share, including a gain of 12 cents per share from the sale of the book clubs.

-- Fiscal 1997 year-to-date earnings from continuing operations were $1.06 per share, a 34 percent increase over prior-year-to-date comparable earnings per share of 79 cents.

-- Fiscal 1997 year-to-date net earnings were $2.06 per share, including the gain from the sale of the discontinued cable operations. In the prior year, net earnings were 88 cents per share, including a gain from the sale of the book clubs and a first-quarter loss of 3 cents per share in discontinued cable operations.